U.S. Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted pursuant to Rule 14a-6(g)

1.	Name of the Registrant:

REDDY ICE HOLDINGS, INC.

2.	Name of person relying on exemption:

Stanley P. Gold, Michael J. McConnell, Christopher Kiper, Shamrock Activist Value Fund, L.P. (“SAVF”), Shamrock Activist Value Fund II, L.P. (“SAVF II”), Shamrock Activist Value Fund III, L.P. (“SAVF III” and, collectively with SAVF II and SAVF, “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., Shamrock Partners Activist Value Fund, L.L.C. and Shamrock Capital Advisors, Inc. (“SCA”).

3.	Address of person relying on exemption:

4444 Lakeside Drive, 2nd Floor, Burbank, California 91505

4.	Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):

The attached material is a letter from Michael J. McConnell, on behalf of Shamrock Activist Value Fund, delivered to the Board of Directors of the Registrant and posted on the website of Shamrock.com.

July 19, 2007

Via Facsimile and Overnight Delivery

Mr. William P. Brick, Executive Chairman

Mr. Theodore J. Host, Director

Mr. Michael S. McGrath, Director

Mr. Tracy L. Noll, Director

Mr. Robert N. Verdecchio, Director

Mr. Jimmy C. Weaver, Director and Chief Executive Officer

Reddy Ice Holdings, Inc.

8750 North Central

Expressway Suite 1800

Dallas, Texas 75231

Dear Gentlemen:

We recently wrote to express our view that the $31.25 per share offer by GSO Partners to acquire Reddy Ice Holdings, Inc. (NYSE: FRZ) was grossly inadequate. We proposed a superior alternative that the Company undertake a share buyback transaction at $33 per share for approximately 15% of Reddy Ice shares that would allow those shareholders that believed in the Company’s future prospects to retain their interest, while allowing those desiring liquidity to sell their shares back to the Company at a premium to the GSO price.

We are alarmed that the Company appears to be abandoning its duty to maximize value for all shareholders by attempting to minimize shareholder opposition to the GSO transaction. We understand that this is being done by encouraging certain Reddy Ice shareholders to speak directly with GSO about rolling their Reddy Ice shares into the GSO leveraged buyout transaction instead of receiving cash for their shares.

In fact, in a telephone conversation nearly one week ago, with full knowledge of our opposition to the GSO transaction, the Reddy Ice CEO, who is also a director of Reddy Ice, proposed that Shamrock Activist Value Fund speak directly to GSO about becoming part of their leveraged buyout transaction. The CEO then offered to, and in fact did, facilitate a call between GSO and Shamrock.

We subsequently spoke with GSO, following the public release of our letter, and in that call, GSO made explicit its proposal that we would be invited to participate with them in the buyout group if we promptly dropped our opposition to their transaction. We also learned from GSO that at least one other Reddy Ice shareholder has similarly been offered an opportunity to participate in the buyout transaction with GSO, presumably in exchange for their support of the transaction.

It is disturbing that select Reddy Ice shareholders are being offered an opportunity to participate in the GSO buyout of Reddy Ice in exchange for their support. We have been concerned about the process that led to the GSO transaction, and those concerns have been heightened by these recent events.

This Board of Directors has a fiduciary duty to maximize the value for all shareholders and not permit or facilitate attempts to co-opt certain shareholders to garner support for the GSO transaction on terms not available to all Reddy Ice shareholders.

Respectfully,

/s/ Michael J. McConnell
Michael J. McConnell